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                                                                EXHIBIT (A)(10)

                                 PRESS RELEASE

                          SUN COAST INDUSTRIES, INC.
                                  (NYSE: SN)
                             FOR IMMEDIATE RELEASE

                          SUN COAST INDUSTRIES, INC.
                            CLEARS ANTITRUST REVIEW

  DALLAS, TEXAS, February 26, 1998 . . . Sun Coast Industries, Inc. announced today that the Federal Trade Commission has granted early termination of the waiting period under the Hart-Scott-Rodino Act with respect to Kerr Group Inc.'s acquisition of Sun Coast and will not request additional information relating to the acquisition.

  Kerr will proceed with its cash tender offer of $10.75 per share for approximately 4.1 million Sun Coast shares which is scheduled to expire at 12:00 a.m. EST on March 3, 1998. Subject to the satisfaction of the other conditions to the tender offer, Kerr plans to accept for payment the approximately 4.1 million Sun Coast shares being sought in the tender offer.

  Kerr, headquartered in Lancaster, Pennsylvania, is a major producer of tamper-evident and child-resistant plastic closures, and plastic vials and bottles for the pharmaceutical, drug, food and distilled spirits industries. Kerr was acquired by Fremont Partners in August of 1997.

  Fremont Partners is a $600 million private equity fund, headquartered in San Francisco. In addition to Kerr, Fremont maintains a significant investment in Kinetic Concepts, Inc., a San Antonio-based company that designs, manufactures and rents specialized therapeutic beds.